UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Patrick Machado

c/o Roivant Sciences Ltd.

Clarendon House

2 Church Street

Hamilton HM11, Bermuda

+1 (441) 295-5950

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1.	Name of Reporting Person Patrick Machado

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO - other

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares (see Item 5)

	8.	Shared Voting Power 0 Common Shares (see Item 5)

	9.	Sole Dispositive Power 0 Common Shares (see Item 5)

	10.	Shared Dispositive Power 16,013,540 Common Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540 Common Shares (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 29.2% (see Item 5)

14.	Type of Reporting Person IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares, no par value (the “Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8.

Item 2.	Identity and Background
(a)	This Schedule 13D is being filed by Patrick Machado (the “Reporting Person”).
(b)	The address of the Reporting Person is c/o Roivant Sciences Ltd., Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.
(c)

The Reporting Person serves on the board of directors of Chimerix, Inc., SCYNEXIS, Inc. and Inotek Pharmaceuticals Corporation, which are all publicly traded biopharmaceutical companies. The Reporting Person is also the chair of the board of directors of Armaron Bio Pty. Ltd., a privately held biotechnology company. The address of Chimerix, Inc. is 505 Meridian Parkway, Suite 100, Durham, North Carolina. The address of SCYNEXIS, Inc. is 101 Hudson Street, Suite 3610, Jersey City, New Jersey. The address of Inotek Pharmaceuticals Corporation is 91 Hartwell Avenue, Lexington, Massachusetts. The address of Armaron Bio Pty. Ltd. is Level 1/120 Jolimont Road, East Melbourne 3002 VIC Australia.

(d) - (e)

During the five years preceding the date of this filing, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person does not directly own any Common Shares, and the 16,013,540 Common Shares reported herein are directly owned by Roivant Sciences Ltd. (“Roivant”). Roivant acquired these Common Shares when, on March 4, 2015, the Issuer completed its merger with OnCore Biopharma, Inc. (“OnCore”), pursuant to an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) between the Issuer, TKM Acquisition Corporation, a wholly-owned subsidiary of the Issuer, and OnCore, of which Roivant owned 15,901,246 shares of common stock. Pursuant to the Merger Agreement, Roivant exchanged its 15,901,246 shares of OnCore common stock for 16,013,540 Common Shares of the Issuer, and TKM Acquisition Corporation merged with and into OnCore, as a result of which the Issuer became the sole stockholder of the surviving entity.

The information set forth or incorporated in Items 4 and 5 is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Person is filing this Schedule 13D as a result of his appointment to the board of directors (the “Board”) of Roivant. As reported in Item 3 above, Roivant directly beneficially owns 16,013,540, or 29.2%, of the Common Shares of the Issuer. Pursuant to Roivant’s internal governance documents, following the appointment to Roivant’s Board of one or more directors meeting certain independence criteria (each an “Independent Director” and collectively the “Independent Directors”), dispositions of the Common Shares require the approval of a majority of Roivant’s Board, including (i) at least two Independent Directors, or, (ii) if there is only one independent director, that sole Independent Director.

The Reporting Person was appointed as an Independent Director effective October 18, 2016. Roivant remains the direct owner of its 16,013,540 Common Shares. As the approval of the Reporting Person as an Independent

Director, and, to the extent one other Independent Director is serving, that other Independent Director, is needed for Roivant to dispose of the Common Shares, the Reporting Person may be deemed to have dispositive power over, and to be an indirect beneficial owner of, the Common Shares directly beneficially owned by Roivant. Currently, the Reporting Person shares dispositive power over the Common Shares with the other Independent Director currently serving. This filing shall not be deemed an admission that the Reporting Person and any other Independent Director constitute a “group” for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended.

As an Independent Director who must approve any disposal by Roivant in the Common Shares (whether alone if no other Independent Director is serving at the same time or in conjunction with one other Independent Director then serving), the Reporting Person may review on an ongoing and continuing basis Roivant’s investment in the Issuer. The Reporting Person, in acting on Roivant’s behalf either alone or with other members of the Board, may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of the Reporting Person’s securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, tax considerations and other factors.

Other than as described above, the Reporting Person does not currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with its advisors, the Issuer or other persons).

Item 5.	Interest in Securities of the Issuer
The information contained on each of the cover pages of this Schedule 13D and set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.
(a) - (b)

As an Independent Director with dispositive power over the Common Shares directly owned by Roivant, the Reporting Person may be deemed an indirect beneficial owner of the 16,013,540 Common Shares directly owned by Roivant, representing 29.2% of the issued and outstanding Common Shares of the Issuer.

The aggregate number of Common Shares beneficially owned by the Reporting Person and the numbers of Common Shares as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on lines 7 through 11 of the cover sheet of this Schedule 13D. The percentage of outstanding Common Shares that may be deemed to be beneficially owned by the Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage was calculated based on an aggregate of 54,796,741 Common Shares issued and outstanding as of July 31, 2016, as reported on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2016, filed with the Securities and Exchange Commission on August 4, 2016.

The Reporting Person disclaims beneficial ownership in all of the Common Shares reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein. Except as disclosed in this Schedule 13D, the Reporting Person does not beneficially own any Common Shares or have the right to acquire any Common Shares, and does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Person may be deemed to beneficially own.

(c)	Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Shares during the last 60 days.

(d)

To the best knowledge of the Reporting Person, no person other than Roivant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
The information set forth or incorporated in Item 4 is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
(1) Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2016

Patrick Machado

/s/ Patrick Machado
Patrick Machado